UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42289

Luda Technology Group Limited

Rooms 1604-1605, 16/F, YF Life Centre

38 Gloucester Road, Wanchai

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of Chief Accounting Officer

On November 2, 2026, the Board of the Company approved the appointment of Ms. Huang Lilan (“Ms. Huang”) as Chief Accounting Officer effective immediately. In this role, Ms. Huang will lead all aspects of the company’s global finance and accounting, budgeting, forecasting and tax, along with advising on key strategic initiatives.

Ms. Huang, aged 44, most recently served as Vice President and Financial Director for Solai Limited, Prior to Solai Limited, she worked as the Chief Financial Officer of Loto Interactive Limited .She is the member of AAIA and a graduate of University of International Business and Economics.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer

Date: November 3, 2026

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